October 28, 2016

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention:                                         John Reynolds

James Lopez

Michael Killoy

Re:                                                                             Natera, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015

Filed March 24, 2016

Proxy Statement on Schedule 14A

Filed April 21, 2016

File No. 001-37478

Ladies and Gentlemen:

Natera, Inc. (“Natera”) submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated October 18, 2016.  For your convenience, we have repeated the comments in italicized, bold print, and Natera’s response is provided below the comment.

Proxy Statement on Schedule 14A

Summary Compensation Table, page 22

1.                                      We note the substantial change in compensation for the identified executive officers. In future filings, please include narrative disclosure of any material factors necessary to understand significant changes in compensation from year to year. See Item 402(o) of Regulation S-K. Please provide draft disclosure.

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, in future filings, we will expand our disclosure to include narrative disclosures of any material factors necessary to understand significant changes

Securities and Exchange Commission

October 28, 2016

in compensation from year to year. For example, draft narrative disclosure could include the following:

“The significant changes in compensation paid to our named executive officers from 2014 to 2015 reflect (i) judgments by our Board of Directors and our Compensation Committee regarding the frequency and size of equity-based awards granted to our named executive officers, which resulted in no equity awards being granted to such named executive officers in 2015, and (ii) an increase in base salary for our named executive officers.

Our named executive officers’ overall compensation decreased significantly from 2014 to 2015 primarily because all three of our named executive officers received substantial equity awards in 2014 and no equity awards in 2015. We did not grant any equity awards to our named executive officers in 2015 because our Board of Directors and our Compensation Committee determined that the awards granted to Dr. Rabinowitz and Mr. Sheena in November 2014 provided significant retention value and incentive to these officers.  Similarly, the award granted to Mr. Rosenman in February 2014 in connection with the commencement of his employment with us remained substantially unvested in 2015, and our Board of Directors and our Compensation Committee determined that such award continued to provide significant retention value and incentive to him in 2015. The aggregate value of options reflected in the Summary Compensation Table above also reflected the grant in February 2014 to each of Dr. Rabinowitz and Mr. Sheena of fully vested options in recognition of their past service to us.

In general, considerations taken into account by us when making equity awards to our named executive officers include, but are not limited to, (i) overall company performance, (ii) each executive’s level and scope of responsibility, (iii) compensation paid to similarly situated executives of companies with which we compete for executive talent and (iv) the vesting schedule and value of previously granted awards.

The increase in base salary for each of Dr. Rabinowitz and Mr. Sheena that became effective in November 2014 reflected a judgment by our Compensation Committee and Board of Directors that a higher base salary was appropriate in light of the increased responsibilities and duties that each of these officers would bear in connection with our becoming a public company.”

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Securities and Exchange Commission

October 28, 2016

Please contact the undersigned at (650) 463-5432 or rblake@gunder.com if you have any questions with respect to this response.

Very truly yours,

/s/ Richard C. Blake

Richard C. Blake, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Enclosures

cc:                                Herm Rosenman

Daniel Rabinowitz, Esq.

Josh Leichter, Esq.

Tami Chen, Esq.

Natera, Inc.

John F. Dietz, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP